AGM Group Holdings Inc.

1 Jinghua South Road

Wangzuo Plaza East Tower, Room 2112

Beijing 100020

People’s Republic of China 325025

July 21, 2017

Via E-Mail

Maryse Mills-Apenteng

Special Counsel

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	AGM Group Holdings Inc.

Registration Statement on Form F-1

Submitted May 15, 2017

File No. 333-218020

Dear Ms. Mills-Apenteng:

We are in receipt of your comment letter dated June 9, 2017 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by our responses:

Cover Page

1.	You disclose that your executive officers and directors beneficially own a majority of your Class A shares and all your Class B shares. Please describe your dual-class structure and disclose the percentage of total voting power your management will own after completion of the offering.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised to disclose our dual-class structure. We have also disclosed that upon the completion of this offering, assuming that 1,000,000 shares of Class A Ordinary Shares were sold, our directors and executive officers will represent directly and indirectly approximately 51.4% of the voting power of all of our outstanding shares on the cover page and page 21.

Prospectus Summary

2.	In the first sentence of this section you state that you focus on services related to foreign exchange; however, you state in the last sentence of the first paragraph that your clients also include precious metal brokers and asset management firms. Please briefly clarify here and expand your Business section to describe how precious metal brokers and asset management firms fit within your three service lines.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the Staff on page 1 that our service provided to institutional customer focuses mainly on providing foreign exchange access service. And we further clarified on page 41 that these institutional customers include foreign exchange brokers, precious metals brokers, and small-sized asset management companies, who trade spot contracts that have the same trading rules and calculation methods as foreign exchange spot contracts. Our clients do not conduct trading in stocks, futures or any other asset classes. Specifically, foreign exchange brokers normally provide trading of precious metals spot contracts as well, because the trading rules and calculation methods are almost the same between precious metals spot contracts and foreign exchange spot contracts. On the other hand, in Asia, customers of brokers are more receptive to the trading of precious metals. That’s why the precious metals brokers, by using our trading system and trading access service, provide to those customers with the trading of precious metals spot contracts, but not foreign exchange spot contracts. Additionally, the small-sized asset management companies specifically trade foreign exchange spot contracts through our trading system software and service.

Our Products and Services, page 2

3.	You disclose in the third paragraph and elsewhere that AGM Belize purchased the MetaTrade 4 trading platform, which you describe as your core trading platform. Please reconcile this with your disclosure in the penultimate bullet point on page 4 where you state that you hold a license to the trading platform. To the extent you hold a license, please expand your disclosure in the Business section to describe the terms of the license and file a copy of any license agreement or tell us why you believe that it is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have disclosed that AGM Belize holds two licenses to the Core Trading Platform on page 2, 30 and 43. We have also disclosed the terms of the license agreements in the same sections and filed a copy of each license agreement as exhibit 10.8 and 10.9

4.	Refer to the penultimate paragraph on page 2 and clarify here and throughout the jurisdiction in which you claim copyright protection for your products. In addition, clarify what you mean by “obtained” copyrights and how this differs from copyright registration.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the Staff that copyright protection will be granted in PRC and that AGM Beijing purchased and registered the copyrights with the Copyright Administration of PRC. We have made such disclosures on page 2, 30 and 43.

Our Growth Strategy, page 3

5.	Please clarify the geographic markets in which you conduct operations. In the second bullet point in this section you mention that you plan to expand to Southeast Asia and Australia while disclosure elsewhere suggests that you operate in the Asian market and benefit from limited competition outside of Asia. You also state in the third full risk factor on page 14 that substantially all your operations are conducted in China.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the Staff that our markets are in Asia. Our subsidiary AGM HK signs contracts with customers, and then contracts with AGM Beijing and AGM Nanjing to conduct customized development and integration. All of our operations and research and development are conducted in China. We have revised the statements in “Our Core Services” section on page 2 and page 43, and in the MD&A section on page 30. We also revise the statements in “Our Growth Strategy” on page 3 and 44 to indicate that our current market is mainly in Asia and we plan to open new offices in Malaysia and Australia in the future.

Corporate Information, page 5

6.	Here or elsewhere as appropriate, explain the reason for your corporate structure that consists of some of your subsidiaries formed under PRC law. To the extent that this structure is an attempt to comply with PRC laws regarding foreign ownership restrictions, please clarify. In this regard, we note the second risk factor on page 19.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the “Corporate Information” section on page 5 and the “Corporate Structure” section on page 42 to explain the reasons for our corporate structure that consists of some of our subsidiaries formed under the PRC law. We have also clarified for the staff that our business does not have restriction on foreign investment or ownership imposed by the PRC law and regulations.

Offering Summary, page 6

7.	In the last paragraph on page 6 where you discuss the escrow account terms you state that funds will be returned within five days if the minimum offering amount is not received. On the cover, you state that the funds will be returned within one business day. Please reconcile throughout.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have reconciled the statement on the cover page to indicate that if the minimum offering amount is not received, the funds will be returned by noon of the next business day after the termination of this offering without charge, interest or deduction.

Risk Factors, page 8

8.	Based on your disclosure on page 45, you appear to depend on a few customers for the majority of your revenues. You also depend on three major suppliers. Please consider adding appropriate risk factor disclosure.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added a risk factor disclosure on page 45. The disclosure is reproduced below for the Staff’s convenience.

We are dependent on our major customers for the majority of our revenues. The loss of one or more significant customers could adversely affect our financial condition, prospects and results of operations.

For the year ended December 31, 2016, our two largest customers collectively accounted for approximately 53.43% of total revenues. If we were to lose several key alliances over a relatively short period of time or if one of our largest customers fails to pay or delays in paying a significant amount of our outstanding receivables, we could experience an adverse impact on our business, financial condition, results of operations, cash flows and prospects. Additionally, changes in ownership of our customers may result in the loss of, or reduction in, business from those customers, which could materially and adversely affect our business, financial condition, results of operations and prospects.

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If we do not compete effectively..., page 9

9.	Please provide us with support for your statement in this risk factor that you are a pioneer in the area of foreign exchange and financial technology.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have removed the statement on page 9 of us being the pioneer in the area of foreign exchange and financial technology. Instead, we have revise the statement to indicate that, with our limited operating history, we have not yet encountered a competitor who carries out research and development on all three lines of services we provide or who offers the same or similar kind of services within Asia.

We may not be able to prevent others..., page 12

10.	Please clarify your statement that you have obtained copyrights from “Finite Lives, Net.” In this regard, we note your disclosure on page 38 that you acquired assets with finite lives.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the Staff that we have purchased and registered with the National Copyright Administration of PRC those copyrights. We want to further clarify that we did not obtain or purchase copyrights from “Finite Lives, Net.” In fact, we purchased the Management Supporting System from Nanjing Yun Xin He Software Co. Ltd., the User Office Management Software from Nanjing An Xin Yuan Software Technology Co. Ltd., and the Multi Account Trading System from Nanjing Tai Heng Software Technology Co. Ltd. We have revised our statements on page 2, 12, 31, and 43 accordingly.

Risks Related to Our Corporate Structure and Operation, page 21

11.	Consider including a risk factor that highlights the different voting rights of your dual- class structure and the limits on the ability of Class A shareholders to influence governance matters.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added a risk factor disclosure on page 21. The disclosure is reproduced below for the Staff’s convenience.

The dual class structure of our ordinary shares has the effect of concentrating voting control with those shareholders who held our capital stock prior to the completion of this offering, including our executive officers, employees and directors and their affiliates, which will limit your ability to influence the outcome of important transactions, including a change in control.

Holders of our Class A Ordinary Share are entitled to one vote at a meeting of the shareholders of the Company or on any resolution of shareholders. Holders of our Class A Ordinary Share will vote together with holders of our Class B Ordinary Share as a single class on all matters presented to our shareholders for their vote approval. Holders of our Class A Ordinary Share are entitled to receive dividends when and if declared by our Board out of funds legally available therefore, subject to any statutory or contractual restrictions on the payment of dividends. Upon dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors, if any, the holders of Class A Ordinary Share will be entitled to receive pro rata our remaining assets available for distribution.

Each holder of Class B Ordinary Share is entitled to five votes for each share of Class B Ordinary Share held of record by such holder. Holders of our Class B Ordinary Share will vote together with holders of our Class A Ordinary Share as a single class on all matters presented to our shareholders for their vote approval. Each Class B Ordinary Shares may not be sold, assigned, transferred, alienated, commuted, anticipated, or otherwise disposed of, or pledged or hypothecated as collateral for a loan or as security for the performance of any obligation, or be otherwise encumbered, and are not subject to attachment, garnishment, execution or other legal or equitable process, and any attempt to do so shall be null and void. Additionally, Each Class B Ordinary Share shall only be issue to the Company’s or its subsidiaries’ employees or those entities of which its principal shareholder is an employee of the Company or its subsidiaries.

As described above, each of our Class B Ordinary Shares has five (5) votes per share, and each of our Class A Ordinary Shares, which is the ordinary share we are offering, has one vote per share. Because of the five-to-one voting ratio between our Class B Ordinary Shares and Class A Ordinary Shares, after the completion of this offering, the holders of our Class B Ordinary Shares will collectively continue to control a majority of the combined voting power of our ordinary shares and therefore be able to control all matters submitted to our shareholders for approval even when the shares of Class B Ordinary Shares represent a minority of all outstanding shares of our Class A Ordinary Shares and Class B Ordinary Shares. These holders of our Class B Ordinary Shares may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. Our directors and executive officers beneficially own a majority of the Class A Ordinary Shares and all the Class B Ordinary Shares. Upon the completion of this offering, assuming that 1,000,000 shares of Class A Ordinary Shares were sold, our directors and executive officers will represent approximately 51.4% of the voting power of all of our outstanding shares. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sales of our company and might ultimately affect the market price of our Class A Ordinary Shares.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 33

12.	Please revise the second sentence in this section to evaluate your working capital needs based on your existing cash and cash flow from operations, without reliance on loans from related parties from which there are no commitments.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the statement on page 33 to indicate that as of June 30, 2017, we have approximately $7,580,000 in our current cash account. As a result, our current cash and cash to be generated from our operations will be sufficient to meet our working capital needs for at least the next twelve months.

13.	You indicate that prior approval of the State Administration of Foreign Exchange is required to convert Renminbi into U.S. Dollars in certain circumstances. Please revise to also indicate that compliance with certain procedural requirements is necessary for the conversion under the “current account,” as noted from your disclosures on page 52 and elsewhere throughout your filing. In addition, revise to disclose the amount of cash held inside the PRC and subject to restrictions, and cash held outside of the PRC. In addition, describe the costs that would be incurred to transfer cash outside of the PRC.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the statements on page 33 to indicate that we have not transferred and do not plan to transfer our cash in RMB outside of PRC in order to avoid unnecessary currency exchange cost. Our subsidiaries in PRC incurs expenses from time to time, and we have spent and plan to spend our cash in RMB to cover those expenses. In addition, we have disclosed that as of December 31, 2016, we have a total of $1,829,354 in cash, among which $246,955 (RMB 1,714,781) was held inside the PRC, and $1,582,399 was held outside of the PRC. There will be no costs because we do not plan to transfer cash outside of the PRC.

Cash Flow Summary, page 34

14.	In addition to the disclosures provided, your discussion and analysis of operating, investing, and financing activities should focus on the primary drivers of and other material factors necessary to understand your cash flows and the indicative value of historical cash flows. Please revise to provide disclosure and analysis of the underlying drivers that affect your cash flows that are not readily apparent from your cash flow statements. Ensure that your discussion includes an explanation of the cash received from deposit payable and the investment in transaction monetary assets. In this regard, clarify whether transaction monetary assets are available to fund your operations, or whether they are considered restricted solely for repayment to your clients. Refer to Item 5.B of Form 20-F and Section IV.B of SEC Release No. 33-8350.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that our original disclosures already contained certain discussion and analysis related to the primary drivers of our operating, investing and financing activities. To address the Staff’s comment in this regard, we have revised to expand more discussion related to primary drivers especially on operating activities. We have also revised to include additional discussion related to the nature of the cash received from deposit payable and the transaction monetary assets. In this regard, we have clarified that $900,498 of the transaction monetary assets was held on behalf of clients and was not available to fund the Company’s operations.

Credit Facility, page 35

15.	We note the last sentence in this section where you disclose that the loans are interest- free and unsecured. Please disclose the term of each loan and any other material provisions and make corresponding changes in the Related Party Transactions section on page 62. Also file any material agreements as exhibits or advise.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have disclosed the terms of the advance agreements with Zhentao Jiang, the Chairman of the Board of Directors and shareholder of the company, on page 35 and have revised the Related Party Transactions on page 62 accordingly. The balance of due to Wenjie Tang, the CEO and shareholder of the company, and Guofu Zhang, the CFO and shareholder of the company, as of December 31, 2016 and 2015 represents expenses incurred in the ordinary course of business that were paid by the related parties on behalf of the Company. On January 1, 2017, the Company entered into an advance agreement with Wenji Tang. The terms are also disclosed on page 35 and page 62. Additionally, We have filed the advance agreements with Zhentao Jiang and Wenjie Tang the as exhibit 10.2, 10.3, 10.4, and 10.5.

Critical Accounting Policies, page 36

16.	Your disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Please revise to limit your disclosure to significant accounting estimates and assumptions. Your disclosure should address accounting estimates and assumptions where the nature of which is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change or where the impact of the estimates and assumptions on financial condition or operating performance is material. Refer to Item 5 of Form 20-F and Section V of SEC Release 33-8350.

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RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised this section to remove the duplicated description of accounting policies. We have instead included a reference to Note 2 of our consolidated financial statements to simplify the disclosure in this section. We had already considered the significant accounting estimates and assumptions when preparing the consolidated financial statements for the year ended December 31, 2016 and for the period ended December 31, 2015 and did not believe there were any for the Company.

Quantitative and Qualitative Disclosures About Market Risk, page 40

17.	You indicate that you are exposed to a variety of market risks, including currency risk, price risk and cash flow and fair value interest rate risk. Please revise to provide quantitative and qualitative information for each of these market risk exposure categories. Refer to Item 11 of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added disclosure regarding currency risk, price risk and cash flow and fair value interest rate risk on page 40. The disclosure is reproduced below for the Staff’s convenience.

Foreign Currency Exchange Risk

While our reporting currency is the U.S. Dollar, some of our consolidated costs and expenses are in the RMB. Most of our assets are denominated in the RMB. As a result, we are exposed to foreign exchange risk as our results of operations may be affected by fluctuations in the exchange rate between the U.S. Dollar and the RMB. If the RMB depreciates against the U.S. Dollar, the value of our RMB assets as expressed in our U.S. Dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders' equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of stockholders' equity. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China's political and economic conditions. Since July 2005, the RMB has not been pegged to the U.S. dollar and, although the People's Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or the Euro in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in RMB exchange rate and lessen intervention in the foreign exchange market. Although the RMB strengthened against the U.S. dollar over the last five years, the RMB’s significant weakening against the U.S. dollar since July 2015 has largely undone such prior increases.

Price Risk

We have limited direct exposure to risk associated with fluctuating prices regarding our service due to the nature of our business and our fixed-fee arrangements with our customers. However, to the extent that our future contractual arrangements do not provide for fixed-fee structures, we may become subject to price risk.

Cash Flow and Fair Value Interest Rate Risk

The company’s exposure to changes in market interest rates, related primarily to the Company’s earned interest income on cash deposits and short term investments. The Company maintains a balance between the liquidity of cash assets and the interest rate return thereon. The carrying amount of financial assets, net of any provisions of losses, represents the Company’s maximum exposure to credit risk.

Business

Our Products and Services, page 43

18.	We note that you are licensed to provide forex trading brokerage services by the Financial Services Commission of Belize. Please clarify how this license applies to trading in precious metal and oil spot contracts. Also disclose the jurisdictions in which you are able to provide forex trading under this license and explain any licensing requirements that apply to other jurisdictions in which you presently conduct or intend to conduct trading brokerage services for foreign exchange, precious metals, and oil spot contracts.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the Staff on page 43 that our license applies to precious metal and oil spot contracts because they are categorized in the same category as forex by our clearing counterparty, which is because that the contract specifications for the three instruments are the same. Also, we are licensed to provide forex brokerage service in any jurisdiction unless otherwise restricted or prohibited.

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Customers and Suppliers, page 45

19.	Please describe the material terms of any agreements with your main clients and major suppliers and file as exhibits any agreements on which you are substantially dependent.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have disclosed the material terms of an agreements with one of our main customers, IIG, LTD. and an agreement with one of our major suppliers, Yuenyu Industry Technology Co., Limited on page 45. And we have filed those two agreements as exhibit 10.11 and 10.12.

Management

Director Compensation, page 59

20.	Please disclose the compensation paid to your directors for the fiscal year ended December 31, 2016. Refer to Item 6.B of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have disclosed the compensation paid to our directors for the fiscal year ended December 31, 2016 on page 59.

Principal Shareholders, page 62

21.	Please provide the information required by Item 7.A.2 of Form 20-F regarding the portion and number of record holders in the United States.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we do not have record holders in the United States, and we added such disclosure on page 62.

22.	Please expand your table to include beneficial ownership of the Class B shares and include a column disclosing the combined ownership of both Class A and B shares.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the table to include beneficial ownership of the Class B Ordinary Shares and to include a column disclosing the combined ownership of both Class A and B Shares on page 63. In addition, we have revised footnote 2 of the table to clarify the voting power and dividend right of the ordinary shares held by Firebull Holdings Limited.

Description of Share Capital

Class B Ordinary Shares, page 64

23.	Please reconcile the statement in the first sentence where you disclose that each Class B share has five votes with your statement on page F-20 that each Class B share has one vote. Also disclose when the two classes of shares vote together or separately as a class.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have reconciled the statement on page F-20 to indicate that each Class B share has five votes and we have also disclosed that the two classes of shares vote together on all matters presented to our shareholders for their vote approval.

Voting Rights, page 64

24.	Please revise to clarify that shareholders holding Class A ordinary shares are entitled to one vote per share.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify on page 64 that holders of our Class A Ordinary Shares are entitled to one vote per share.

Consolidated Statements of Operations and Comprehensive Income, page F-4

25.	Revise to compute basic and diluted earnings per ordinary share by dividing net income (loss) attributable to AGM Group Holdings Inc. ordinary shareholders by the weighted- average number of ordinary shares outstanding. In this regard, we note from your disclosure on page F-20 that the private placement did not occur until December 28, 2016. Also disclose the number of weighted average ordinary shares used in the computation. Refer to ASC 260-10-45-10 and 50-1(a). In addition, you should revise to present earning per share data for each class of participating ordinary shares. Refer to ASC 260-10-45-60B(d).

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our computations of the basic and diluted earnings per ordinary shares and also the weighted average ordinary shares used in the computation on page F-4.

With respect to the presentation of the earning per share data for each class of participating ordinary shares, our Class B common shares are not entitled to dividends and therefore are not considered participating securities. As such, the presentation of earning per share for our Class B common shares is not required pursuant to ASC 260-10-45-60B(d).

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Notes to Consolidated Financial Statements, page F-7

26.	Please revise to provide the disclosures regarding subsequent events in ASC 855-10-50.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our Notes to Consolidated Financial Statements to include the disclosures of subsequent events. Please refer to Note 15 added to the Consolidated Financial Statements.

27.	Please revise to include the footnote disclosures in Rule 4-08(e)(3) of Regulation S-X and the schedule information required by Rule 5-04 of Regulation S-X.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the Company has considered Rule Rule 4-08(e)(3) of Regulation S-X and Rule 4-08(e)(3) of Regulation S-X and does not believe the disclosure requirements of these two rules are applicable to the Company because there are currently no third-party restrictions exist that would limit the Company’s ability to pay dividends to shareholders or limit its ability to transfer net assets from subsidiaries to the Company. The schedule information required by Rule 5-04 of Regulation S-X is not applicable to the Company since the Company does not have the instances stated in the various schedules of Rule 5-4 of Regulation S-X.

(j) Revenue recognition, page F-9

28.	You indicate that your services include the implementation of packaged software. Please clarify whether your arrangements are within the scope of ASC 985-605 and how you considered the guidance in ASC 985-605-15-3. In addition, we note that you provide software development, integration and customization. Tell us what consideration you gave to applying contract accounting to your arrangements according to the guidance in ASC 985-605-25-2.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have considered the guidance ASC 985-605 – Software Revenue Recognition and determined that our services are not within the scope of this guidance. We are an application service providers and provide our services through the approach of Software as a Services (“SaaS”) or also typically referred to hosting arrangements. We do not sell and our clients do not purchase software products from us. The software implemented on the client’s system is the infrastructure in order for us to be able to provide our online trading application services where we then generate the primary source of our revenues (service fees charged based on trading volumes of forex transactions). According to the agreements we entered into with our clients, the rights to the software will not be transferred and we have specifically indicated in the agreement that we have no intention to transfer the right of the software to the clients. According to guidance in ASC 985-605-55-121, “A software element subject to this Subtopic is only present in a hosting arrangement if both of the following criteria are met:

a. The customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty.

b. It is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software.”

Since our clients do not have contractual right to take possession of the software we used for providing our services, our service arrangement is not within the scope of the guidance of ASC 985-605 – Software Revenue Recognition. As such, the contract accounting pursuant to the guidance in ASC 985-605-25-2 does not apply to our service arrangement either. We have modified our “Revenue Recognition” note to the Consolidated Financial Statements to provide more clarifications related to our services.

29.	Please clarify your disclosure that you use fixed-price contracts to deliver the trading access software application service. In this regard, you disclose in the preceding paragraph that revenue from these services primarily consists of an implementation fee, daily support and maintenance fee, and usage fee. We may have further comment.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have modified our “Revenue Recognition” note to the Consolidated Financial Statements to provide more disclosures and clarifications in this regard.

30.	Please revise to ensure your disclosure addresses how you determined the unit(s) of accounting based on the applicable authoritative accounting literature. In this regard, you should discuss your separation and allocation methodology.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our “Revenue Recognition” note to the Consolidated Financial Statements to provide more disclosures in this regard.

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(o) Recently Issued Accounting Pronouncements, page F-11

31.	Please revise to include disclosures regarding the effect that ASU 2014-09 will have on your financial position and results of operations. Refer to Question 2 of SAB Topic 11M.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised to include the disclosures regarding the effect that ASU 2014-09 will have on the Company’s consolidated financial statements. Please refer to the changes in the first paragraph under the section titled “Recently Issued Accounting Pronouncements.”

Note 3. Transaction Monetary Assets, page F-13

32.	You indicate that transaction monetary assets can be converted into cash immediately without restriction. Please clarify whether these deposits are made on behalf of your clients. If so, revise the description on the face of your consolidated balance sheets.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that only a portion ($900,498 of the total $3,315,497) of the transaction monetary asset balance is held on behalf of our clients. The remaining balance ($2,414,999) of the transaction monetary assets is monetary assets owned by the Company. We have revised the face of our consolidated balance sheets to separately present that $900,498 is “Transaction monetary assets held for clients” and reclassified the remaining $2,414,999 owned by the Company to “Cash and cash equivalents”. We have also amended our disclosure in Note 3 accordingly to reflect that the entire transaction monetary asset balance is held on behalf of our clients.

Note 11. Income Taxes, page F-16

33.	Please revise to include disclosure of the components of income (loss) before income taxes as either domestic or foreign. Refer to Rule 4-08(h)(1)(i) of Regulation S-X.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised to include the components of income (loss) before income taxes as either domestic or foreign.

Note 13. Financial Instruments, page F-18

34.	Please revise to clarify the term “FVTPL” used in the table of carrying values of financial instruments. Describe how these instruments are classified based on the categories as defined in ASC 320-10-25-1. Also include the applicable disclosures in ASC 320-10-50- 9.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the Company did not have investments in equity securities as of December 31, 2016 and 2015. Therefore, the Company’s financial assets included in the term “FVTPL”, being the abbreviation for “Fair Value through Profit and Loss”, are not in the scope of ASC 320 – Investments – Debt and Equity Securities. To avoid confusion, the Company has revised the term “FVTPL” in the table of the financial instruments to “Cash and Transaction monetary assets”.

35.	You indicate that you minimize the interest rate and credit risk of cash by placing deposits with financial institutions located in Hong Kong and Mainland China. Please revise to explain how management made this determination and whether there are governmental regulations that protect such cash balances.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added more discussions in Note 13 to revise our disclosures in relation to credit risk.

Note 15. Stockholders’ Equity, page F-20

36.	In the fourth paragraph, you state that the Class B ordinary shares carry one vote and one dividend right for each share for four individuals and one company. Please reconcile this to the disclosure on page 64 indicating that shareholders of Class B ordinary shares have the right to five votes and shall not receive the right to any dividend paid by the Company or to any distribution of the surplus assets of the Company on its liquidation.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff’s that the four paragraphs of this note has been revised to reconcile with the disclosure on page 64.

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Note 15. Stockholders’ Equity, page F-20

36.	In the fourth paragraph, you state that the Class B ordinary shares carry one vote and one dividend right for each share for four individuals and one company. Please reconcile this to the disclosure on page 64 indicating that shareholders of Class B ordinary shares have the right to five votes and shall not receive the right to any dividend paid by the Company or to any distribution of the surplus assets of the Company on its liquidation.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff’s that we have reconciled the statement on page F-20 to indicate that each Class B share has five votes and shall not receive the right to any dividend paid by the Company or to any distribution of the surplus assets of the Company on its liquidation.

Signatures, page II-4

37.	Please revise the Signatures page to include the signature of the authorized representative in the United States. In addition, include the signature of the principal executive officer, principal financial officer, and the controller or principal accounting officer where the registration statement is signed by individuals and indicate the capacity in which each individual is signing. You currently only disclose titles. Refer to Instruction 1 to the Signatures page of Form F-1.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff’s that we have revised the signature page to include the signature of the authorized representative in the United States, and the signature of the principal executive officer, principal financial officer and the principal accounting officer.

General

38.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff’s that we have not made any written communications, as defined in Rule 405 under the Securities Act, that we or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We hope this response has addressed all of the Staff's concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi "Jason" Ye, Esq. of Ortoli Rosenstadt LLP at wsr@ortolirosenstadt.com or jye@ortolirosenstadt.com.

AGM Group Holdings Inc.

By:	/s/ Wenjie Tang
Name:	Wenjie Tang
Title:	Chief Executive Officer

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